EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL SIGNS A $21.4 MILLION CONTRACT FOR THE SUPPLY AND INTEGRATION OF THE SECURITY SYSTEM FOR THE PORT OF MOMBASA

YAHUD, Israel – Dec. 13, 2010 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) announced today that following its press release of November 22nd, 2010, it has signed a contract with the Port Authority of Kenya, valued at $21.4 million to secure the Port of Mombasa.

This contract follows a tender process, in which Magal S3 was one of 19 international companies that submitted proposals in a bid process directed by the World Bank, which will partially finance the project.

This turnkey project involves the development of civil and communications infrastructure, installation of a comprehensive security solution, commissioning, training and support.

The security solution to be supplied includes 10 kilometers of smart fence with Magal’s innovative locating sensor – Barricade II; various types of gates with access control; a full CCTV solution with long range day and night surveillance cameras, static and PTZ cameras and supported by Magal’s latest IVA (Intelligent Video Analytics) product – Maestro DB; intercom and radio communication and other security elements. All of the above will be networked and integrated by Fortis – Magal’s state of the art Physical Security Information Management (PSIM) system.

During the announcement and following the contract signing, Mr. Gichiri Ndua Managing Director of KPA and Mr. Shukri Barmadi Chairman of KPA, emphasized the importance of the project in the development of the regional port: “This project is key to securing the port, but more importantly, securing the trade and growth of Kenya and its neighboring countries. We are pleased to be working with Magal S3 and in making this a reality.”

Mr. Jacob Perry, Chairman of the Board of Magal S3 commented: “We are delighted to enter into this major contract with the Kenya Port Authority, which represents a new partnership for our Company. The large scale of the project represents a significant business achievement and an important step in Magal’s growth”.

Eitan Livneh, President and CEO of Magal S3, added: “We are proud to have won this prestigious project. Mombasa is a major strategic seaport for East Africa, handling thousands of vessels every year. We bring a wealth of experience to the seaport security market – an important and growing market, which we have identified as a growth market over the past few years. We will work closely with the Port Authority of Kenya towards achieving ISPS (International Ship and Port facility Security) compliance, addressing the security challenges within this sensitive region.”

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.
Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Eitan Livneh, CEO Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717